Exhibit 99.1
BARCLAYS PLC
The purpose of this document is to provide reconciliations to US GAAP of portions of the previously published results announcement of Barclays PLC for the six months ended June 30, 2007. This document does not update or otherwise supplement the information contained in the previously published results announcement.
An audit opinion has not been rendered on this announcement. In management’s opinion all adjustments necessary for a fair statement are reflected in the results presented for Barclays PLC for the six months ended June 30, 2007.
The information in this announcement, which was approved by the Board of Directors on 1st August 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2006, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.
Unless otherwise stated, the income statement analyses compare the six months to 30th June 2007 to the corresponding six months of 2006. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2006. Average balance sheet comparisons relate the six months to 30th June 2007 to the corresponding six months of 2006.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, future financial and operating results, future financial position, projected costs and estimates of capital expenditures, the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are subject to, among other things, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the timing and successful implementation of the proposed business combination between ABN AMRO and Barclays, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition-a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in Barclays filings with the U.S. Securities and Exchange Commission (SEC) including Barclays Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which are available on Barclays website at www.barclays.com and on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents they have filed or may file with the SEC.
Future SEC Filings : Important Information
In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the SEC a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.
INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.
Absa Definitions
‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.
‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.
‘International Retail and Commercial Banking-Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.
‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.
‘Absa Cards’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business. Absa Card provides card acceptance, electronic payment and financial solutions in selected markets.
BARCLAYS PLC
Glossary of terms
The cost: income ratio is defined as operating expenses compared to total income net of insurance claims.
The cost: net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.
‘Income’ refers to total income net of insurance claims, unless otherwise specified.
‘Profit’ refers to profit before tax unless otherwise specified.
US GAAP DATA (UNAUDITED)
The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences to US GAAP.

	Half-year ended
				Restated[1]
	30.06.07	30.06.07	30.06.06	30.06.06
	IFRS	US GAAP	IFRS	US GAAP
	£m	£m	£m	£m
RESULTS
Profit attributable to equity holders of Barclays PLC (IFRS)/Net income (US GAAP)	2,634	2,666	2,307	2,322

BALANCE SHEET
Shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP)	20,973	21,546	17,988	19,237
Total assets	1,158,262	1,177,793	986,124	1,004,662
	P	P	P	P

PER ORDINARY SHARE
Earnings	41.4	41.9	36.3	36.5
Diluted earnings	40.1	41.0	35.1	35.2
Dividend [2]	20.5	20.5	17.4	17.4

	%	%	%	%

PERFORMANCE RATIOS
Profit attributable to equity holders (IFRS)/Net income (US GAAP) as a percentage of:
average total assets	0.4	0.5	0.4	0.5
average shareholders’ equity excluding minority interests (IFRS)/ average shareholders’ equity (US GAAP)	25.6	25.6	25.8	24.6
Dividends as a percentage of profit attributable to equity holders (IFRS)/Net income (US GAAP) [2]	50.9	50.3	49.0	48.7
Average shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP) as a percentage of average total assets	1.7	1.9	1.6	1.9

[1]	The 2006 comparative amounts reflect the change in accounting policy on adoption of FSP FIN 39-1 explained below.

[2]	‘Dividend per ordinary share’ and ‘dividends as a percentage of profit attributable to equity holders/net income’ are based on dividends paid in the period.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
Differences between IFRS and US accounting principles
Significant differences between IFRS and US GAAP that are applicable to Barclays are explained in Note 60 to the financial statements contained in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2006.
In the half year to 30 June 2007 the table in note 60 should be modified by the addition of the wording below:

IFRS	US GAAP
Taxation
Deferred tax is measured using ‘substantively enacted’ tax rates.	Deferred tax is measured using ‘enacted’ tax rates.

The effect of a change in judgement about the realisability of a deferred tax asset is reflected in the computation of the estimated average annual effective tax rate.	A change in a deferred tax asset balance resulting from a change in judgement about its realisability is recognised in the interim period in which it occurs.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
Developments under US GAAP
SFAS 156: Accounting for Servicing of Financial Assets
Statement of Financial Accounting Standards No 156 (SFAS 156) was issued in March 2006. SFAS 156 amends SFAS 140 to require that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose the subsequent measurement of separately recognised servicing assets and servicing liabilities using either the amortisation method or the fair value method.
SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognised servicing rights, without impacting the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
The statement is effective as of the beginning of the first fiscal year beginning after 15th September 2006. Adoption did not have a material impact on the Groups results of operations or financial condition as determined under US GAAP for the half year ended 30 June 2007.
FIN 48: Accounting for Uncertainty in Income Taxes
FASB Interpretation No 48 (FIN 48), issued in July 2006, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In recognising a tax position, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. A tax position that is recognised is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.
The Group has applied the provisions of FIN 48 from 1 January 2007. There was no significant impact on retained earnings or current tax liabilities arising from the adoption of FIN 48.
The unrecognised gross tax benefits as at the date of adoption are £992m. The balance increased during the first half of 2007 in line with business and reflects a consistent approach to tax risk. The total amount of unrecognised tax benefits as at the date of adoption that would affect the effective tax rate is £894m.
The total amounts accrued on the balance sheet in relation to tax interest and penalties as at 1 January 2007 was £71m. The unrecognised tax benefit balance of £992m stated above includes this amount. There was no material change to this interest and penalties balance during the first half of 2007. Interest and penalties are recognised in tax in the income statement.
SFAS 158: Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
For a public entity that measures plan assets and benefit obligations as of a date other than the date of its statement of position, SFAS 158 requires that the entity change that date to the year-end reporting date for fiscal years ending after 15th December 2008. The requirement shall not be applied retrospectively. Earlier application is encouraged. The Group has adopted the measurement provisions of SFAS 158 for the period 30 September 2006 to 31 December 2006 to align the measurement date of the Group’s pension and post-retirement schemes with the date of the Group’s statement of financial position. The impact of adoption for the Group’s pension schemes is a debit to retained earnings of

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
£51m (£36m net of tax) and a credit to accumulated other comprehensive income of £551m (£386m net of tax). The impact of adoption for the Group’s post-retirement schemes is a debit to retained earnings of £2m (£1m net of tax) and a credit to accumulated other comprehensive income of £2m (£1m net of tax).
SFAS 157: Fair Value Measurements
Statement of Financial Accounting Standards No. 157 (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (US GAAP) and expands disclosures about fair value measurements. While SFAS 157 does not require any new fair value measurements, it is possible that the application of SFAS 157 will change current practice and introduce new differences between IFRS and US GAAP. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.
SFAS 159: The Fair Value Option for Financial Assets and Liabilities
Statement of Financial Accounting Standards No. 159 (SFAS 159) was issued on 15th February 2007 and provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107. The statement is effective as of the beginning of an entity’s first fiscal year beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.
FSP FIN 39-1: Amendment of FASB Interpretation No. 39
FASB Staff Position (FSP) No. FIN 39-1 was issued in April 2007. This Staff Position requires that where an entity makes an accounting policy decision to offset fair value amounts recognised for derivative instruments under the same master netting arrangement in accordance with paragraph 10 of FIN 39, the entity must also offset fair value amounts recognised for the right to reclaim cash collateral or the obligation to return cash collateral. The FSP also permits an entity to discontinue offsetting fair value amounts recognised for derivative instruments under master netting agreements upon adoption.
As permitted by FSP FIN 39-1, the Group has applied the guidance of the FSP from 1st January 2007 and has changed its accounting policy to a policy of not offsetting fair value amounts recognised for derivative instruments under master netting arrangements. The Group has recognised the effects of applying the FSP as a change in accounting principle through retrospective application for all financial statements presented. The impact of the change in accounting policy on the Group’s balance sheet reported as at 30th June 2006 is a debit to derivative assets of £103,515m and a credit to derivative liabilities of £103,515m.
For additional information on derivative instruments under master netting arrangements see Note (f).
EITF Issue No. 06-11: Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards
Where an employee may receive dividends or dividend equivalents on non-vested equity shares under share-based payment awards, these dividends are charged to retained earnings under the provisions of SFAS 123(R). The EITF have concluded that where a realised income tax benefit is derived from these dividends, the amount of this benefit should be recognised as an increase to additional paid in capital.
This should be applied for fiscal years beginning after September 15, 2007. Barclays is assessing the effect of the Issue on the Group’s US GAAP position. At its meeting in June 2007, FASB ratified the consensus reached by the EITF on this issue.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.07	30.06.06
	£m	£m
Profit attributable to equity holders of Barclays PLC (IFRS)	2,634	2,307

Intangible assets	(81)	(57)
Pensions	(12)	(85)
Post-retirement benefits	(1)	—
Leasing	(123)	—
Compensation arrangements	24	12
Insurance	(50)	(18)
Revaluation of property	27	19
Hedging	18	(83)
Financial instruments	210	89
Foreign exchange on available for sale securities	20	174
Fee and cost recognition	18	4
Consolidation	(20)	(22)
Securitisations	(8)	(65)
Guarantees	(2)	(2)
Classification of debt and equity	9	29
Loans held for sale	11	—
Non-financial instruments	(22)	(44)
Tax	14	64

Net income (US GAAP)	2,666	2,322

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.07	30.06.06
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	20,973	17,988

Goodwill	533	563
Intangible assets	(768)	(627)
Pensions	812	1,208
Post-retirement benefits	(33)	50
Leasing	(465)	—
Compensation arrangements	200	123
Insurance	(83)	44
Revaluation of property	(110)	(202)
Hedging	199	278
Financial instruments	110	(78)
Fee and cost recognition	80	35
Consolidation	5	15
Securitisations	299	290
Guarantees	(5)	4
Classification of debt and equity	188	150
Non-financial instruments	(25)	(48)
Tax	(364)	(556)

Shareholders’ equity (US GAAP)	21,546	19,237

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
The following table provides the Group’s balance sheet on an IFRS presentation for the six months ended 30th June 2007, incorporating those adjustments required under US GAAP that are discussed on pages 251 to 255 of 2006 Annual Report.

		Restated[1]
	30.06.07	30.06.06
	£m	£m
Assets
Cash and balances at central banks	4,785	6,777
Items in the course of collection from other banks	2,533	2,600
Trading portfolio assets	334,711	258,950
Financial assets designated at fair value	17,102	9,205
Derivative financial instruments	174,214	136,916
Loans and advances to banks	43,191	35,330
Loans and advances to customers	345,620	302,501
Financial investments	47,075	64,002
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	171,869
Other assets	18,016	16,512

Total assets	1,177,793	1,004,662

Liabilities
Deposits from banks	70,917	74,719
Items in the course of collection due to other banks	2,206	2,700
Customer accounts	310,918	267,016
Trading portfolio liabilities	155,492	151,934
Financial liabilities designated at fair value	33,608	10,209
Derivative financial liabilities	177,856	139,060
Debt securities in issue	137,437	128,084
Repurchase agreements and cash collateral on securities lent	226,996	173,926
Other liabilities	18,532	17,165
Subordinated liabilities	15,240	13,869

Total liabilities	1,149,202	978,682

Shareholders’ equity excluding minority interest	21,546	19,237
Minority interests	7,045	6,743

Total shareholders’ equity	28,591	25,980

Total liabilities and shareholders’ equity	1,177,793	1,004,662

[1]	The 2006 comparative amounts reflect changes to the netting process made in 2006 and the change in accounting policy on adoption of FSP FIN 39-1 explained above.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
(a) Pensions and post retirement benefits
The components of the pension and post-retirement expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	Half-year ended		Half-year ended
	30.06.07		30.06.06
		Post-		Post-
		retirement		retirement
	Pensions	benefits	Pensions	benefits
	£m	£m	£m	£m
Components of net periodic benefit cost
Service cost	189	1	197	1
Interest cost	432	3	426	3
Expected return on plan assets	(510)	—	(464)	—
Termination benefits	1	—	—	—
Amortisation of prior service cost	7	—	1	—
Recognised net actuarial deficit	—	1	12	2

Net periodic benefit cost	119	5	172	6

The Group previously disclosed in its financial statements for the year ended 31st December 2006 that it expected to contribute approximately £351m to the UKRF and £20m to the Barclays Capital schemes in 2007 and this remains applicable. As of 30th June 2007, contributions of £2m have been made to the UKRF and no contributions have been made to the Barclays Capital schemes.

The additional pensions cost under US GAAP of £12m (2006: £85m) includes a £5m credit (2006: credit £4m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
(b) Guarantees
An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are provided in note 60 Differences between IFRS and US GAAP accounting principles, (o) Guarantees, in the 2006 Annual Report on Form 20-F.

The table below provides an analysis of the guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collateralisation provisions.

	30.06.07	31.12.06
	£m	£m
Financial guarantees	24,103	21,279
Standby letters of credit	9,342	9,973
Other guarantees	7,757	7,880
Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where the payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £61,955m (31st December 2006: £58,695m).

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £1,515m (31st December 2006: £1,368m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts detailed above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
(c) Tax
The Group is subject to ongoing tax examinations by the UK tax authority and other major taxing jurisdictions around the world. It is therefore reasonably possible that significant changes to the gross balance of unrecognised tax benefits may occur within the next 12 months. A meaningful estimate of the range of such changes cannot be made. Nevertheless, the Group does not expect any changes to have a material effect on its effective tax rate.

Tax years remaining subject to examination

The following table shows the earliest tax year which remains subject to examination in each of the major tax jurisdictions in which the Group operates and the earliest tax year subject to examination:

Jurisdiction	Tax year
United Kingdom	1993
United States (state and local income tax)	1997
United States (federal tax)	2003
South Africa	2000
In the UK, the tax years from 1993 to 1999 are open primarily because the quantum of overseas tax credits available to reduce UK tax is yet to be finalised, particularly in respect of credits for Indian tax. The value of the relevant credits is small relative to the overall UK tax position for these years.
(d) Segment reporting
Barclaycard management include the results of Absa Card within internally reported segment information. On this basis, Absa Card would be reported within Barclaycard under SFAS 131. Barclaycard’s profit before tax would increase by £29m (2006: £32m) on an IFRS basis with IRCB – Absa profit before tax decreasing by the same amount.

BARCLAYS PLC
US GAAP DATA (UNAUDITED)
(e) Earnings per share (EPS)

		Half-year ended			Half-year ended
		30.06.07			30.06.06
		Weighted			Weighted
		Averag			average
	Net	Share	Per-share	Net	Share	Per-share
	income	number	amount	income	number	amount
	£m	(in millions)	Pence	£m	(in millions)	Pence
Basic EPS	2,666	6,356	41.9	2,322	6,353	36.5

Dilutive impact of convertible options	(11)			(23)
Potential shares		124			177

Diluted EPS	2,655	6,480	41.0	2,299	6,530	35.2

(f) Derivatives
As at 30 June 2007, amounts recognised for the right to reclaim cash collateral relating to derivative instruments subject to master netting arrangements were £13,699m. Similarly, amounts recognised for the obligation to return cash collateral relating to derivative instruments subject to master netting arrangements were £9,929m.